Exhibit 99.1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2012 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – July 19, 2012 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”) today announced a second quarter 2012 net loss of $160,000 or less than $0.01 per basic share, compared to net earnings of $1.5 million in 2011, or $0.04 per basic share.

Revenue decreased to $2.2 million in the second quarter of 2012 from $3.8 million in the prior year period. The Company has a gross loss of 1% of sales in the second quarter of 2012 compared to a gross profit of 47% in the same period last year.

In the six months ended June 30, 2012, revenue decreased to $5.0 million from $7.3 million in the first half of 2011. Net loss in the first half of 2012 was $453,000 or $0.01 per basic share, compared to net earnings of $2.7 million or $0.08 per basic share in the same period last year.

“The Company has obtained a Certificate of Intent to Dissolve from Corporations Canada dated July 9, 2012,” said Derek Zen, Chairman of the Company, “and have begun the process of liquidating the Company and will make the distribution to the shareholders in August after the final payments to the Company’s creditors.”

The net assets in liquidation as at June 30, 2012 was $10.2 million compared to net assets of $11.0 million as at December 31, 2011.

Chai-Na-Ta Corp., based in Richmond, British Columbia, farmed, processed and distributed North American ginseng as bulk root.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Company’s periodic filings, Annual Financial Statements and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com